SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information to be Included in Statements Filed Pursuant to Rule

13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 29)*

BALLY TOTAL FITNESS HOLDING CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

058 73K 10 8

(CUSIP Number)

EMANUEL R. PEARLMAN

LIBERATION INVESTMENT GROUP, LLC

330 MADISON AVE., 6TH FLOOR

NEW YORK, NY 10017

(212) 832-5100

(Name, address and telephone number of person authorized to receive notices and communications)

August 15, 2007

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Liberation Investments, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER

0
(8) SHARED VOTING POWER

2,710,042
(9) SOLE DISPOSITIVE POWER

0
(10) SHARED DISPOSITIVE POWER

2,710,042

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,619,450
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.20%
(14)	TYPE OF REPORTING PERSON

PN

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Liberation Investments, Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER

0
(8) SHARED VOTING POWER

1,461,838
(9) SOLE DISPOSITIVE POWER

0
(10) SHARED DISPOSITIVE POWER

1,461,838

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,619,450
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.20%
(14)	TYPE OF REPORTING PERSON

CO

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Liberation Investment Group, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER

0
(8) SHARED VOTING POWER

4,171,880
(9) SOLE DISPOSITIVE POWER

0
(10) SHARED DISPOSITIVE POWER

4,171,880

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,619,450
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.20%
(14)	TYPE OF REPORTING PERSON

OO, IA

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Emanuel R. Pearlman
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER

35,000
(8) SHARED VOTING POWER

4,206,880
(9) SOLE DISPOSITIVE POWER

35,000
(10) SHARED DISPOSITIVE POWER

4,206,880

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,619,450
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.20%
(14)	TYPE OF REPORTING PERSON

IN, HC

INTRODUCTORY STATEMENT

This Amendment No. 29 (this “ Amendment ”) relates to the Schedule 13D filed on behalf of (i) Liberation Investments, L.P., a Delaware limited partnership (“ LILP ” ); (ii) Liberation Investments, Ltd. (“ LILTD ”), a private offshore investment corporation; (iii) Liberation Investment Group, LLC (“ LIGLLC ”), a Delaware limited liability company and general partner of LILP and discretionary investment advisor to LILTD; and (iv) Emanuel R. Pearlman, as General Manager and majority member of LIGLLC (collectively with LILP, LILTD and LIGLLC, the “ Reporting Persons ”), with the Securities and Exchange Commission on June 8, 2004, as amended by Amendment No. 1 filed on July 13, 2004, Amendment No. 2 filed on August 27, 2004, Amendment No. 3 filed on September 1, 2004, Amendment No. 4 filed on September 10, 2004, Amendment No. 5 filed on December 13, 2004, Amendment No. 6 filed on April 26, 2005, Amendment No. 7 filed on May 6, 2005, Amendment No. 8 filed on July 19, 2005, Amendment No. 9 filed on July 22, 2005, Amendment No. 10 filed on September 19, 2005, Amendment No. 11 filed on October 11, 2005, Amendment No. 12 filed on October 31, 2005, Amendment No. 13 filed on November 14, 2005, Amendment No. 14 filed on November 22, 2005, Amendment No. 15 filed on December 7, 2005, Amendment No. 16 filed on December 14, 2005, Amendment No. 17 filed on December 23, 2005, Amendment No. 18 filed on December 27, 2005, Amendment No. 19 filed on January 12, 2005, Amendment No. 20 filed on January 17, 2005, Amendment No. 21 filed on January 18, 2005, Amendment No. 22 filed on January 26, 2006, Amendment No. 23 filed on August 14, 2006, Amendment No. 24 filed on August 29, 2006, Amendment No. 25 filed on June 7, 2007, Amendment No. 26 filed on July 6, 2007, Amendment No. 27, filed on July 31, 2007, and Amendment No. 28, filed on August 15, 2007 (the “Schedule 13D”), relating to shares of common stock (the “Common Stock”), $.01 par value per share, of Bally Total Fitness Holding Corporation (the “Company”).

Items 4, and 6, and 7 of the Schedule 13D are hereby amended and supplemented as follows:

ITEM 4.	PURPOSE OF TRANSACTION

On August 15, 2007, LILP and LILTD (collectively, the “Plan Support Parties”), the Company and certain subsidiaries of the Company entered into a Restructuring Support Agreement (the “Liberation RSA Agreement”), pursuant to which the Plan Support Parties agreed, subject to the terms and conditions contained in the Liberation RSA Agreement, that they have no objection to confirmation of the Amended Plan without resolicitation of votes from any class of creditors under Bankruptcy Rule 3019 or Section 1127 of Chapter 11 of the Bankruptcy Code.

Pursuant to the Liberation RSA Agreement, (i) the Plan Support Parties have agreed, subject to certain conditions, not to object, on any grounds, to confirmation of the Amended Plan or take any action that is inconsistent with the transactions embodied in the Amended Plan, and (ii) the Company has agreed, subject to certain conditions, to use its commercially reasonable best efforts to support and complete the transactions contemplated by the Amended Plan and to do all things reasonably necessary and appropriate in furtherance of the transactions contemplated by the Amended Plan. The foregoing description of the Liberation RSA Agreement is a summary only and is qualified in its entirety by reference to the Liberation RSA Agreement which is attached hereto as Exhibit 99.39.

On August 15, 2007, the Harbinger Investors entered into (i) an Investment Agreement with the Company (the “Investment Agreement”) and (ii) a Restructuring Support Agreement (the “Restructuring Support Agreement”). A copy of the Investment Agreement is attached as Exhibit J to Amendment No. 3 to the Schedule 13D filed by Harbinger and certain affiliates with the Securities and Exchange Commission on July 5, 2007, as amended by Amendment No. 2 filed on August 14, 2007, and by Amendment No. 1 filed on July 31, 2007, (the “Harbinger 13D”). A copy of the Restructuring Support Agreement is attached as Exhibit K to the Harbinger 13D.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth above, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On August 15, 2007, the Plan Support Parties, Company and certain subsidiaries of the Company entered into the Liberation RSA Agreement, a copy of which is attached hereto as Exhibit 99.39.

On August 15, 2007, the Harbinger Investors entered into the Investment Agreement and the Restructuring Support Agreement. A copy of the Investment Agreement is attached as Exhibit J to the Harbinger 13D. A copy of the Restructuring Support Agreement is attached as Exhibit K to the Harbinger 13D.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The following exhibits are filed with this Amendment:

Exhibit 99.39.	Liberation RSA Agreement, dated August 15, 2007, between the Plan Support Parties, the Company and certain subsidiaries of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2007

LIBERATION INVESTMENTS, L.P.
By:	Liberation Investment Group LLC, general partner

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
General Manager

LIBERATION INVESTMENTS, LTD.

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
Director

LIBERATION INVESTMENT GROUP, LLC

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
General Manager

EMANUEL R. PEARLMAN

/s/ Emanuel R. Pearlman